FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
1st Quarter Results

Click on, or paste, the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/5152G_1-2025-4-28.pdf

29 April 2025

AstraZeneca results: Q1 2025

Growth momentum and pipeline delivery set AstraZeneca on a strong trajectory towards 2030 ambition

Revenue and EPS summary
	Q1 2025	% Change
	$m	Actual	CER1
- Product Sales	12,875	6	9
- Alliance Revenue	639	40	42
Product Revenue2	13,514	7	10
Collaboration Revenue	74	64	64
Total Revenue	13,588	7	10
Reported EPS ($)	1.88	34	32
Core3 EPS ($)	2.49	21	21

Key performance elements for Q1 2025

(Growth numbers at constant exchange rates)

∗     Total Revenue up 10% to $13,588m, driven by double-digit growth in Oncology and BioPharmaceuticals
∗     Growth in Total Revenue across all major geographic regions
∗     Core Operating profit increased 12%
∗     Core Tax rate of 16% in the quarter due to timing of settlements. Expectations for the full year Core tax rate are unchanged at 18-22%
∗     Core EPS increased 21% to $2.49
∗     Five positive Phase III readouts and 13 approvals in major regions since the prior results

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

"Our strong growth momentum has continued into 2025 and we have now entered an unprecedented catalyst-rich period for our company.

Already this year we have announced five positive Phase III study readouts, including most recently the highly anticipated DESTINY-Breast09 for Enhertu, as well as SERENA-6 for camizestrant and MATTERHORN for Imfinzi; the latter two of these will feature in the ASCO 2025 plenary sessions, reflecting the significance of these data to the oncology community.

Our company is firmly committed to investing and growing in the US and we continue to benefit from our broad-based source of revenue and global manufacturing footprint, including eleven production sites in the US covering small molecules, biologics as well as cell therapy. Additionally, we have even greater US investment in manufacturing and R&D planned, leveraging our two large R&D sites in Gaithersburg MD and Cambridge MA.

Overall, we are making excellent progress toward our ambition of eighty billion dollars in Total Revenue by 2030."

See Table 1 for details of clinical trial results since the prior earnings announcement, including DESTINY-Breast09, MATTERHORN, and  SERENA-6.

See Note 4 for the locations of the eleven US manufacturing sites.

Guidance

AstraZeneca reiterates its Total Revenue and Core EPS guidance5 for FY 2025 at CER, based on the average foreign exchange rates through 2024.

Total Revenue is expected to increase by a high single-digit percentage
Core EPS is expected to increase by a low double-digit percentage

-  The Core Tax rate is expected to be between 18-22%

-  If foreign exchange rates for April 2025 to December 2025 were to remain at the average rates seen in March 2025, it is anticipated that compared to the performance at CER, FY 2025 Total Revenue would incur a low single-digit percentage adverse impact (unchanged from prior guidance), and Core EPS would incur a low single-digit percentage adverse impact (previously mid single-digit).

 Results highlights

Table 1. Milestones achieved since the prior results announcement
Phase III and other registrational data readouts
Medicine	Trial	Indication	Event
Enhertu	DESTINY-Gastric04	HER2-positive gastric/GEJ cancer (2nd-line)	Primary endpoint met
Enhertu	DESTINY-Breast09	HER2-positive metastatic breast cancer (1st line)	Primary endpoint met for combination arm
Imfinzi	MATTERHORN	Resectable gastric/GEJ cancer	Primary endpoint met
camizestrant	SERENA-6	HR+ HER2- metastatic breast cancer (1st line switch on emergence of ESR1m)	Primary endpoint met
eneboparatide	CALYPSO	Chronic hypoparathyroidism	Primary endpoint met, trial continues to 52 weeks

Regulatory approvals
Medicine	Trial	Indication	Region
Calquence	ACE-LY-004	Relapsed/refractory MCL	EU
Calquence	ChangE	CLL/SLL	CN
Datroway	TROPION-Breast01	HR+ HER2- breast cancer (2nd-line)	EU
Enhertu	DESTINY-Breast06	HER2-low and -ultralow HR+ breast cancer (2nd-line+)	EU
Imfinzi	AEGEAN	Resectable early-stage (IIA-IIIB) NSCLC	EU, CN
Imfinzi	NIAGARA	MIBC	US
Imfinzi ± Imjudo	ADRIATIC	SCLC (limited-stage)	EU, JP
Truqap	CAPItello-291	Biomarker-altered HR+ HER2- metastatic breast cancer	CN
Wainzua	NEURO-TTRansform	ATTRv-PN	EU
Beyonttra (acoramidis)	NCT04622046	ATTR-CM	JP
Ultomiris	CHAMPION-MG	gMG	CN

Regulatory submissions or acceptances* in major regions
Medicine	Trial	Indication	Region
Enhertu	DESTINY-Breast06	HER2-low and -ultralow HR+ breast cancer (2nd-line+)	CN
Imfinzi	PACIFIC-5	Locally advanced NSCLC	CN
Imfinzi + Imjudo	HIMALAYA	Unresectable HCC	CN
Imfinzi	HIMALAYA	Unresectable HCC	CN
Imfinzi	DUO-E	Primary advanced or recurrent endometrial cancer with mismatch repair deficiency	CN
Fasenra	MANDARA	EGPA	CN
Tezspire	WAYPOINT	CRSwNP	US, EU, JP, CN
Koselugo	KOMET	NF1-PN (adults)	US, CN

* US, EU and China regulatory submissions denotes filing acceptance

Other pipeline updates

For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations.html.

Table 2: Key elements of financial performance in Q1 2025

Item	Reported	Change		Core	Change
	$m	Act	CER	$m	Act	CER
Product Revenue	13,514	7	10	13,514	7	10	∗ See Tables 3 and 24 for medicine details of Product Revenue, Alliance Revenue and Product Sales
Collaboration Revenue	74	64	64	74	64	64	∗ See Table 4 for details of Collaboration Revenue
Total Revenue	13,588	7	10	13,588	7	10	∗ See Tables 5 and 6 for Total Revenue by Therapy Area and by region
Gross Margin (%)	84	+1pp	-	84	+1pp	-
+ Fluctuations in foreign exchange rates
− Pricing adjustments, for example to sales reimbursed by the Medicare Part D programme in the US
∗     See 'Reporting changes' below for the definition of Gross Margin6
∗     Variations in Gross Margin can be expected between periods, due to fluctuations in foreign exchange rates, product seasonality, Colllaboration Revenue, and other effects

R&D expense	3,159	13	15	3,088	14	16
∗     Core R&D: 23% of Total Revenue
+ Positive data read-outs for high value pipeline opportunities that have ungated late-stage trials
+ Investment in platforms, new technology and capabilities to enhance R&D capabilities

SG&A expense	4,492	-	3	3,457	1	4	∗ Core SG&A: 25% of Total Revenue
Other operating income and expense7	113	71	71	115	79	78	+ Upfront receipt on a divestment
Operating Margin (%)	27	+2pp	+2pp	35	+1pp	-
Net finance expense	265	(12)	(11)	215	(12)	(11)	+ Debt issued in 2024 at higher interest rates − Adjustment relating to tax settlements (see below)
Tax rate (%)	14	-8pp	-8pp	16	-6pp	-6pp	− Updates to estimates of prior period tax liabilities following settlements with tax authorities
EPS ($)	1.88	34	32	2.49	21	21

For monetary values the unit of change is percent; for Gross Margin, Operating Margin and Tax rate the unit of change is percentage points.

In the expense commentary above, the plus and minus bullets denote the directional impact of the item being discussed, e.g. a '+' symbol beside an R&D expense comment indicates that the item resulted in an increase in the R&D spend relative to the prior year.

China

In April 2025, there are following developments in relation to the China investigations:

First, in relation to the illegal drug importation allegations, AstraZeneca received an Appraisal Opinion from the Shenzhen City Customs Office regarding suspected unpaid importation taxes amounting to $1.6 million. To the best of AstraZeneca's knowledge, the importation taxes referred to in the Appraisal Opinion relate to Enhertu. A fine of between one and five times the amount of unpaid importation taxes may also be levied if AstraZeneca is found liable.

Second, in relation to the personal information infringement allegation, AstraZeneca received a Notice of Transfer to the Prosecutor from the Shenzhen Bao'an District Public Security Bureau (the 'PSB') regarding suspected unlawful collection of personal information. The Company has been informed that there was no illegal gain to the Company resulting from personal information infringement.

AstraZeneca continues to fully cooperate with the Chinese authorities.

Corporate and business development

Fibrogen
In February 2025, FibroGen announced the sale of FibroGen China to AstraZeneca.

Under the terms of the agreement, FibroGen will receive an enterprise value of $85m plus FibroGen net cash held in China at closing, estimated at the date of signing to be approximately $75m, totalling approximately $160m. The transaction is expected to close by mid-2025, pending customary closing conditions, including regulatory review in China.

Upon closing, AstraZeneca will obtain all rights to roxadustat in China, including manufacturing in China.

EsoBiotec
In March 2025, AstraZeneca entered into a definitive agreement to acquire EsoBiotec, a biotechnology company pioneering in vivo cell therapies that has demonstrated promising early clinical activity. The EsoBiotec Engineered NanoBody Lentiviral (ENaBL) platform could offer many more patients access to transformative cell therapy treatments delivered in minutes rather than the current process which takes weeks.

AstraZeneca will acquire all outstanding equity of EsoBiotec for a total consideration of up to $1bn, on a cash and debt-free basis. This will include an initial payment of $425m on deal closing, and up to $575m in contingent consideration based on development and regulatory milestones. The transaction is expected to close in the second quarter of 2025, subject to customary closing conditions and regulatory clearances.

Alteogen Inc
In March 2025, AstraZeneca and Alteogen Inc. entered into an exclusive license agreement for ALT-B4, a novel hyaluronidase utilising Hybrozyme™ platform technology. Under the terms of the agreement, AstraZeneca has acquired worldwide rights to use ALT-B4 to develop and commercialise subcutaneous formulations of several oncology assets. Alteogen will be responsible for clinical and commercial supply of ALT-B4 to AstraZeneca. AstraZeneca has made an upfront payment to Alteogen and may make additional payments, conditional on achievement of specific development, regulatory and sales-related milestones. Additionally, Alteogen will receive royalties on the sales of the commercialised products.

Beijing R&D centre
In March 2025, AstraZeneca announced it will establish its sixth global strategic R&D centre, to be located in Beijing, China. It will be AstraZeneca's second R&D centre in China, following the opening of the Shanghai R&D centre, and will advance early-stage research and clinical development, enabled by a state-of-the-art artificial intelligence and data science laboratory. The new R&D centre will be located near leading biotech companies, research hospitals, and the National Medical Products Administration in the Beijing International Pharmaceutical Innovation Park (BioPark).

Harbour BioMed
In March 2025, AstraZeneca executed a global strategic collaboration with Harbour BioMed to discover and develop next-generation multi-specific antibodies for immunology, oncology and beyond. The strategic collaboration includes an option to license multiple programs utilizing Harbour BioMed's proprietary fully human antibody technology platform in multiple therapeutic areas, together with an equity investment in Harbour BioMed, which closed in April 2025. Upfront payments for the collaboration and equity investment total $175m.  AstraZeneca may incur additional fees and contingent milestones for each program it elects to license, along with tiered royalties on future net sales.

BioKangtai
In March 2025, BioKangtai and AstraZeneca entered into a strategic partnership to establish a joint venture that focus on researching, developing, and producing innovative vaccines.

The joint venture will serve as AstraZeneca's first and only vaccine production hub in China, with a registered capital of RMB 345m (approx. $50m) and a total investment of approx. $400m (RMB 2.76bn). BioKangtai and AstraZeneca will each hold 50% equity in the venture.

Syneron Bio
In March 2025, AstraZeneca executed a strategic collaboration with Syneron Bio to develop potential first-in-class macrocyclic peptides for the treatment of chronic diseases. Under this collaboration, AstraZeneca will gain access to Syneron Bio's innovative macrocyclic peptide drug research and development platform to support research programmes exploring possible future treatments of chronic diseases, including rare, autoimmune, and metabolic disease. AstraZeneca will pay an upfront payment of $55m, with option exercise fees and contingent milestones of over $3bn if all programs are optioned, along with tiered royalties on future net sales. AstraZeneca will also make an equity investment in Syneron Bio.

Tempus AI and Pathos AI
In April 2025, AstraZeneca, Tempus AI, Inc. (Tempus) and Pathos AI, Inc. (Pathos) entered into a series of agreements regarding the development of a foundational large multimodal model in the field of oncology. The model will be used to gather biological and clinical insights, discover novel drug targets, and develop therapeutics. AstraZeneca will pay Tempus a fee, and a syndicate of investors, including AstraZeneca, will contemporaneously execute a stock purchase agreement with Pathos.

Sustainability highlights

In preparation for new reporting regulations, AstraZeneca combined its 2024 sustainability and annual reporting into one integrated publication. Details of performance against targets can be found in the 2024 Sustainability Data Annex.

AstraZeneca published its first Taskforce on Nature-related Financial Disclosures report, and its Sustainable use and sourcing of raw materials report.

Reporting calendar

The Company intends to publish its H1 and Q2 2025 results on 29 July 2025.

Conference call

A conference call and webcast for investors and analysts will begin today, 29 April 2025, at 11:45 UK time. Details can be accessed via astrazeneca.com.

Reporting changes

Product Revenue

Effective 1 January 2025, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include a new subtotal 'Product Revenue' representing the summation of Product Sales and Alliance Revenue.

Product Revenue and Collaboration Revenue form Total Revenue.

Product Sales and Alliance Revenue will continue to be presented separately, with the new subtotal providing additional aggregation of revenue types with similar characteristics, reflecting the growing importance of Alliance Revenue.

Full descriptions of Product Sales, Alliance Revenue and Collaboration Revenue are included from page 152 of the Group's Annual Report and Form 20-F Information 2024. R&D progress and Other sharehold

Gross Margin

Effective 1 January 2025, the Group has replaced the measure of 'Product Sales Gross Margin' with the measure of  'Gross Margin'. Previously, the measure excluded margin related to Alliance Revenue and Collaboration Revenue. The new measure is calculated using Gross profit as a percentage of Total Revenue, thereby encompassing all revenue categories, and is intended to provide a more comprehensive measure of total performance.

Notes

1.  Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2025 vs. 2024. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

2.  Effective Jan 1 2025, the Group has updated its presentation of Total Revenue, adding a new subtotal of Product Revenue, the sum of Product Sales and Alliance revenue. For further details, see Note 1: 'Basis of preparation and accounting policy' in the Notes to the Interim Financial Statements.

3.  Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 9 in the Financial Performance section of this document.

4.  The eleven manufacturing sites in the US (or territories of the US) are:

  - Bogart, GA
  - Coppell, TX
  - Frederick, MD
  - Mt Vernon, IN
  - Newark, DE
  - Philadelphia, PA
  - Puerto Rico
  - Redwood City, CA
  - Rockville, MD
  - Santa Monica, CA
  - Tarzana, CA

 * Opens in May 2025

5.  The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

6.  Effective Jan 1 2025, the Group has updated its presentation of Gross Margin. For further details, see Note 1: 'Basis of preparation and accounting policy' in the Notes to the Interim Financial Statements

7.  Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, is recorded in Other operating income and expense in the Group's financial statements.

Revenue drivers

Table 3: Product Revenue by medicine
	Q1 2025		% Change
	$m	% Total	Actual	CER
- Tagrisso	1,679	12	5	8
- Imfinzi	1,261	9	13	16
- Calquence	762	6	6	8
- Lynparza	726	5	3	5
- Enhertu	596	4	29	34
- Zoladex	293	2	3	8
- Truqap	132	1	>2x	>2x
- Imjudo	80	1	30	33
- Datroway	4	-	n/m	n/m
- Other Oncology	110	1	(8)	(4)
Oncology	5,643	42	10	13
- Farxiga	2,058	15	11	16
- Crestor	317	2	7	10
- Brilinta	305	2	(6)	(4)
- Seloken	161	1	(2)	3
- Lokelma	153	1	35	38
- roxadustat	79	1	2	4
- Wainua	39	-	>8x	>8x
- Other CVRM	136	1	(28)	(25)
CVRM	3,248	24	8	12
- Symbicort	723	5	(6)	(3)
- Fasenra	418	3	17	19
- Breztri	300	2	37	39
- Tezspire	217	2	81	85
- Pulmicort	158	1	(30)	(26)
- Saphnelo	136	1	49	51
- Airsupra	28	-	>4x	>4x
- Other R&I	104	1	6	8
R&I	2,084	15	11	13
- Beyfortus	112	1	>2x	>2x
- Synagis	112	1	(34)	(32)
- FluMist	-	-	(96)	(96)
- Other V&I	1	-	(93)	(93)
V&I	225	2	(3)	(1)
- Ultomiris	1,050	8	22	25
- Soliris	444	3	(40)	(38)
- Strensiq	352	3	12	14
- Koselugo	138	1	4	8
- Other Rare Disease	58	-	9	15
Rare Disease	2,042	15	(3)	-
- Nexium	233	2	(4)	-
- Others	39	-	(28)	(26)
Other Medicines	272	2	(8)	(5)
Total Medicines	13,514	100	7	10

Alliance Revenue included above:
- Enhertu	398	3	17	21
- Tezspire	130	1	70	70
- Beyfortus	82	1	>4x	>4x
- Datroway	4	-	n/m	n/m
- Other Alliance Revenue	25	-	18	18
	639	5	40	42

Table 4: Collaboration Revenue
	Q1 2025	% Change
	$m	Actual	CER
Farxiga: sales milestones	74	64	64
Total	74	64	64

Table 5: Total Revenue by Therapy Area
	Q1 2025		% Change
	$m	% Total	Actual	CER
Oncology	5,643	42	10	13
- CVRM	3,322	24	9	13
- R&I	2,084	15	11	13
- V&I	225	2	(3)	(1)
Biopharmaceuticals	5,631	41	9	12
Rare Disease	2,042	15	(3)	-
Other Medicines	272	2	(8)	(5)
Total	13,588	100	7	10

Table 6: Total Revenue by region
	Q1 2025		% Change
	$m	% Total	Actual	CER
US	5,646	42	10	10
- Emerging Markets ex. China	2,138	16	8	17
- China	1,805	13	3	5
Emerging Markets	3,943	29	6	12
Europe	2,759	20	5	9
Established ROW	1,239	9	4	9
Total	13,588	100	7	10

Total Revenue by Medicine

Oncology

Oncology Total revenue grew 10% (13% at CER) in the quarter, supported by strong demand and new indication expansion. US sales for oral oncology medicines were affected by the implementation of new manufacturer discounts under Medicare Part D redesign which came into effect January 2025. This was partly offset by patient transitions from free goods programmes to paid supply due to improved patient affordability. This has led to an increase in the proportion of US sales in Q1 2025 coming from Medicare Part D versus the prior period.

Tagrisso
Q1 2025$m	Total Revenue	% Change Actual CER		∗ Strong demand growth across all indications and key regions with encouraging uptake in Stage III unresectable (LAURA) in EGFRm NSCLC
US	678	9	9	∗ Underlying demand growth offset by Medicare Part D redesign
Emerging Markets	519	7	12	∗ Continued demand growth across key markets
Europe	307	2	6	∗ Demand growth impacted by government clawbacks
Established RoW	175	(4)	1	∗ Seasonal variablility in Japan ahead of fiscal year-end
Total	1,679	5	8

Imfinzi
Q1 2025 $m	Total Revenue	% Change Actual CER		∗ Strong demand driven by HCC (HIMALAYA), BTC (TOPAZ-1), increased share and new launch growth in lung cancer (POSEIDON, CASPIAN, AEGEAN, ADRIATIC)
US	728	25	25	∗ Further uptake of early NSCLC (AEGEAN) and limited-stage SCLC (ADRIATIC)
Emerging Markets	142	10	20	∗ Increased demand in GI, despite local competition in China
Europe	252	8	13	∗ Growth from GI indications and early momentum from lung cancer launches
Established RoW	139	(18)	(14)	∗ Mandatory price reductions in Japan in Feb 2024 (25%), and Aug 2024 (11%)
Total	1,261	13	16

Calquence
Q1 2025$m	Total Revenue	% Change Actual CER		∗ Sustained BTKi leadership in front-line CLL (ELEVATE-TN)
US	507	3	3	∗ Market leader despite competition, accelerating 1L MCL (ECHO) launch momentum offset by Part D redesign
Emerging Markets	54	37	54
Europe	170	11	15	∗ Strong growth in front-line CLL, despite competitive environment
Established RoW	31	(3)	2
Total	762	6	8

Lynparza
Q1 2025$m	Total Revenue	% Change Actual CER		∗ Sustained global PARP inhibitor market leadership across four tumour types (ovarian, breast, prostate, pancreatic)
US	312	8	8	∗ Continued leadership within competitive PARPi class impacted by Part D redesign
Emerging Markets	161	(4)	-
Europe	196	3	6	∗ Launches in breast and prostate cancers (OlympiA and PROpel)
Established RoW	57	(3)	2
Total	726	3	5

Enhertu

Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $1,086m in Q1 2025 (Q1 2024: $879m). US in-market sales, recorded by Daiichi Sankyo, amounted to $540m in Q1 2025 (Q1 2024: $423m). AstraZeneca's European revenue includes a mid single-digit percentage royalty on Daiichi Sankyo's sales in Japan, recorded as Alliance Revenue.

Q1 2025$m	Total Revenue	% Change Actual CER		∗ Standard of care in HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) metastatic breast cancer, early uptake in other cancers ∗
US	258	28	28	∗ Encouraging launch uptake in chemotherapy naïve HER2-low and -ultralow breast cancer (DESTINY-Breast06)
Emerging Markets	172	54	66	∗ Rapid adoption post-NRDL enlistment of HER2-positive and HER2-low breast cancer from January 1
Europe	146	9	13
Established RoW	19	51	61
Total	596	29	34

Other Oncology medicines
Q1 2025$m	Total Revenue	% Change Actual CER
Zoladex	293	3	8	∗ Strong growth in China
Truqap	132	>2x	>2x	∗ Demand growth in second-line biomarker-altered, impact from Part D redesign and destocking in the US following inventory build of new blister pack in Q4 2024
Imjudo	80	30	33	∗ Continued growth across markets
Datroway	4	n/m	n/m	∗ Encouraging early launch signals in US
Other Oncology	110	(8)	(4)	∗ Faslodex VBP implementation in March 2024 and generic erosion in Europe

BioPharmaceuticals - CVRM

Farxiga
Q1 2025$m	Total Revenue	% Change Actual CER		∗ Growth driven by HF and CKD indications, SGLT2 class growth supported by cardiorenal guidelines
US	383	(19)	(19)	∗ Authorised generic stocking in Q1 2024
Emerging Markets	871	22	31	∗ Continued strong growth despite entry of generic competitors in some markets
Europe	683	24	28	∗ Continued strong class growth and market share gains
Established RoW	195	28	31	∗ Sales milestone of $74m from partner in Japan
Total	2,132	13	17

6ii

Other CVRM medicines
Q1 2025$m	Total Revenue	% Change Actual CER
Crestor	317	7	10	∗ Continued sales growth driven by Emerging Markets
Brilinta	305	(6)	(4)	∗ Decline driven by generic competition in some Emerging Markets
Seloken	161	(2)	3	∗ Growth driven by Emerging Markets
Lokelma	153	35	38	∗ Strong growth in all major regions
roxadustat	79	2	4	∗ Slower growth due to increased generic competition
Wainua	39	>8x	>8x	∗ Continued strong launch momentum partly offset by Part D redesign
Other CVRM	136	(28)	(25)

BioPharmaceuticals - R&I

Symbicort
Q1 2025$m	Total Revenue	% Change Actual CER		∗ Global market leader in a stable ICS/LABA class, treating COPD and asthma
US	279	(7)	(7)	∗ Strong demand for authorised generic offset by channel mix
Emerging Markets	232	(8)	(4)	∗ Growth in EM Ex-China; China growth affected by ICS/LABA class erosion in COPD in favour of triple therapy
Europe	135	(5)	(2)	∗ Continued generic erosion
Established RoW	77	3	10
Total	723	(6)	(3)

Fasenra
Q1 2025$m	Total Revenue	% Change Actual CER		∗ Expanded severe eosinophilic asthma market share leadership in IL-5 class, further fuelled by first wave market launches for EGPA indication
US	249	19	19	∗ Sustained double-digit volume growth with expanded class leadership
Emerging Markets	27	20	29	∗ Launch momentum across key markets
Europe	103	11	16	∗ Sustained leadership in severe eosinophilic asthma
Established RoW	39	17	23	∗ Strong growth supported by recent EGPA launch in Japan
Total	418	17	19

Breztri
Q1 2025$m	Total Revenue	% Change Actual CER		∗ Fastest growing medicine within the expanding FDC triple class (ICS/LABA/LAMA), treating COPD
US	148	41	41	∗ Consistent share growth within expanding FDC triple class
Emerging Markets	90	29	32	∗ Market share leadership in China with strong FDC triple class penetration
Europe	42	38	43	∗ Sustained growth from market share gain and new launches
Established RoW	20	39	47	∗ Increasing market share in Japan
Total	300	37	39

Tezspire

Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $371m in Q1 2025 (Q1 2024: $216m).

Q1 2025$m	Total Revenue	% Change Actual CER		∗ Sustained demand growth in severe asthma with launch momentum across multiple markets
US	130	70	70	∗ Continued strong demand growth with majority of patients new to biologics
Emerging Markets	7	>3x	>3x	∗ Strong continued launch uptake
Europe	57	>2x	>2x	∗ Maintained new-to-brand leadership across multiple markets and new launches
Established RoW	23	62	73	∗ Strong growth driven by Japan
Total	217	81	85

Other R&I medicines
Q1 2025$m	Total Revenue	% Change Actual CER
Pulmicort	158	(30)	(26)	∗ EM >80% of revenue. Continued weak China flu season and generic restock
Saphnelo	136	49	51	∗ Strong US demand growth, ongoing launches in Europe and Established RoW
Airsupra	28	>4x	>4x	∗ Strong US launch momentum and volume uptake
Other R&I	104	6	8	∗ Favourable phasing of third party supply in the quarter

Biopharmaceuticals - V&I

Beyfortus Total Revenue reflects the sum of Product Sales from AstraZeneca's sales of manufactured Beyfortus product to Sanofi and Alliance Revenue from AstraZeneca's share of gross profits on sales of Beyfortus in major markets outside the US.

Q1 2025$m	Total Revenue	% Change Actual CER
Beyfortus	112	>2x	>2x	∗ Increased capacity and strong demand
Synagis	112	(34)	(32)	∗ Competition from Beyfortus
FluMist	-	n/m	n/m	∗ Normal seasonality
Other V&I	1	n/m	n/m

Rare Disease

Ultomiris

Ultomiris Total Revenue includes sales of Voydeya, which is approved as an add on treatment to Ultomiris and Soliris for the ~20-30% of PNH patients who experience clinically significant EVH.

Q1 2025$m	Total Revenue	% Change Actual CER		∗ Growth due to patient demand and conversion from Soliris in all indications(gMG , NMOSD, aHUS and PNH)
US	604	25	25	∗ Demand growth, offset by gMG and PNH competition and a smaller impact from Medicare Part D reform in neurology indications
Emerging Markets	52	65	77	∗ Expansion into new markets and growth in patient demand
Europe	228	13	17	∗ Strong demand growth following recent launches; competition in gMG
Established RoW	166	16	22	∗ Continued conversion and strong demand following new launches
Total	1,050	22	25

Soliris
Q1 2025$m	Total Revenue	% Change Actual CER		∗ Decline driven by conversion of patients to Ultomiris in all indications (gMG, NMOSD, aHUS, PNH) and regions, competition, and biosimilar pressure in Europe
US	288	(30)	(30)	∗ Competition in gMG and PNH
Emerging Markets	65	(48)	(42)	∗ Unfavourable order timing in tender markets
Europe	56	(60)	(59)	∗ Biosimilar competition in PNH and aHUS
Established RoW	35	(43)	(39)
Total	444	(40)	(38)

Strensiq
Q1 2025$m	Total Revenue	% Change Actual CER		∗ Growth driven by continued HPP patient demand and geographic expansion
US	266	8	8	∗ Demand growth partially offset by Medicare Part D redesign
Emerging Markets	34	59	71
Europe	26	9	13
Established RoW	26	21	26
Total	352	12	14

Other Rare Disease medicines
Q1 2025$m	Total Revenue	% Change Actual CER		∗ Growth driven by continued patient demand and geographic expansion
Koselugo	138	4	8	∗ Demand growth, unfavourable order timing in Emerging Markets
Other Rare Disease	58	9	15

Other Medicines
Q1 2025$m	Total Revenue	% Change Actual CER
Nexium	233	(4)	-	∗ Growth in Emerging Markets, generic erosion elsewhere
Others	39	(28)	(26)	∗ Generic erosion

R&D progress

This section covers R&D events and milestones that have occurred since the prior results announcement on 6 February 2025, up to and including events on 28 April 2025. A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses since the prior results announcement: the European Lung Cancer Congress 2025 and the American Association for Cancer Research Annual Meeting 2025. Across the two meetings, more than 100 abstracts were presented featuring 10 approved and potential new medicines including 14 oral presentations.

Calquence
CHMP opinion Europe	ACE-LY-004 February 2025 New disclosure	∗ As monotherapy for relapsed or refractory mantle cell lymphoma.
Approval China	ChangE March 2025 New disclosure	∗ As monotherapy for the treatment of chronic lymphocytic leukaemia/small lymphocytic lymphoma.
CHMP opinion Europe	AMPLIFY April 2025 New disclosure	∗ In combination with venetoclax with or without obinutuzumab is indicated for the treatment of adult patients with previously untreated chronic lymphocytic leukaemia.

Enhertu
Phase III readout	DESTINY-Gastric04 March 2025 New disclosure
∗     Positive high-level results demonstrated that Enhertu resulted in a statistically significant and clinically meaningful improvement in the primary endpoint of OS compared to ramucirumab and paclitaxel in patients with 2nd-line HER2 positive (IHC 3+ or IHC 2+/ISH+) unresectable and/or metastatic gastric or gastroesophageal junction adenocarcinoma.

Approval Europe	DESTINY-Breast06 April 2025
∗     As monotherapy for unresectable or metastatic HR-positive, HER2-low or HER2-ultralow breast cancer in patients who have received at least one endocrine therapy in the metastatic setting and who are not considered suitable for endocrine therapy as the next line of treatment.

Phase III readout	DESTINY-Breast09 April 2025
∗     Positive high-level results from a planned interim analysis of the DESTINY-Breast09 Phase III trial showed Enhertu in combination with pertuzumab demonstrated a highly statistically significant and clinically meaningful improvement in PFS compared to taxane, trastuzumab and pertuzumab as a 1st-line treatment for patients with HER2-positive metastatic breast cancer. The second arm, which compares Enhertu monotherapy versus THP, remains blinded to patients and investigators and will continue to the final PFS analysis.

Imfinzi
Phase III readout	MATTERHORN March 2025
∗     Perioperative Imfinzi in combination with standard-of-care FLOT chemotherapy demonstrated a statistically significant and clinically meaningful improvement in the primary endpoint of event-free survival EFS. A strong trend was observed in favour of the Imfinzi-based regimen at this interim analysis. The trial will continue to follow OS, which will be formally assessed at the final analysis.

Approval China	AEGEAN March 2025 New disclosure
∗     Imfinzi in combination with platinum-containing chemotherapy as neoadjuvant treatment, followed by Imfinzi continued as a single agent as adjuvant treatment after surgery for the treatment of resectable (tumours ≥4 cm and/or node positive) NSCLC and no known EGFR mutations or ALK rearrangements.

Approval Europe	ADRIATIC March 2025	∗ As monotherapy for the treatment of adults with limited-stage SCLC whose disease has not progressed following platinum-based chemoradiation therapy.
Approval US	NIAGARA March 2025	∗ Imfinzi in combination with gemcitabine and cisplatin as neoadjuvant treatment, followed by Imfinzi as adjuvant monotherapy after radical cystectomy for muscle-invasive bladder cancer.
Approval Europe	AEGEAN April 2025
∗     Imfinzi in combination with chemotherapy for the treatment of resectable NSCLC at high risk of recurrence and no EGFR mutations or ALK rearrangements. In this regimen, patients are treated with Imfinzi in combination with neoadjuvant chemotherapy before surgery and as adjuvant monotherapy after surgery.

Truqap
Approval China	CAPItello-291 April 2025 New disclosure
∗     In combination with fulvestrant for the treatment of HR-positive, HER2-negative, locally advanced or metastatic breast cancer with one or more PIK3CA/AKT1/PTEN-alteration following progression on at least one endocrine-based regimen in the metastatic setting or recurrence on or within 12 months of completing adjuvant therapy.

Phase III trial update	CAPItello-280 April 2025 New disclosure
∗     AstraZeneca is discontinuing the CAPItello-280 Phase III trial evaluating the efficacy and safety of Truqap in combination with docetaxel and androgen-deprivation therapy compared to docetaxel and ADT with placebo in patients with metastatic castration-resistant prostate cancer. This decision is based on the recommendation of the Independent Data Monitoring Committee following their review of data from a pre-specified interim analysis, which concluded that the Truqap combination was unlikely to meet the dual primary endpoints of radiographic PFS and OS versus the comparator arm upon trial completion. The safety profile for Truqap was consistent with previous trials. The Company will work with investigators to ensure the necessary follow up with patients. Data from the trial will inform ongoing research.

camizestrant
Phase III readout	SERENA-6 February 2025
∗     Positive high-level results from a planned interim analysis of the SERENA-6 Phase III trial showed that camizestrant in combination with a CDK4/6 inhibitor demonstrated a highly statistically significant and clinically meaningful improvement in the primary endpoint of PFS. The trial evaluated switching to the camizestrant combination versus continuing standard-of-care treatment with akin aromatase inhibitor in combination with a CDK4/6 inhibitor in the 1st-line treatment of patients with HR-positive, HER2-negative advanced breast cancer whose tumours have an emergent ESR1 mutation.

BioPharmaceuticals - CVRM

AZD0780
Phase II presentation ACC	PURSUIT March 2025
∗     At 12 weeks, AZD0780 30mg taken once-daily (when added to the standard-of-care statin therapy and administered without any fasting or food restrictions) led to a 50.7% reduction in LDL-C. Similar efficacy was observed regardless of whether trial participants received moderate- or high-intensity statin doses at baseline.

Wainzua
Approval EU	NEURO-TTRansform March 2025	∗ For the treatment of hereditary transthyretin-mediated amyloidosis in adult patients with stage 1 or stage 2 polyneuropathy, commonly referred to as hATTR-PN or ATTRv-PN.

BioPharmaceuticals - R&I

Tezspire
Phase III presentation AAAAI	WAYPOINT March 2025
∗     Treatment with Tezspire significantly reduced nasal polyp severity measured by the co-primary endpoints; Nasal Polyp Score by -2.065 (95% CI: -2.389, -1.742; p<0.0001) and nasal congestion (measured by participant-reported Nasal Congestion Score)by -1.028 (95% CI: -1.201, -0.855; p<0.0001) at week 52 compared to placebo. Tezspire significantly reduced the need for subsequent nasal polyp surgery by 98% (p<0.0001) and the need for systemic corticosteroid treatment by 88% (p<0.0001) compared to placebo.

Rare Disease

Ultomiris
Phase III readout	ALXN1210-TMA-314 April 2025 New disclosure
∗     High-level results from the ALXN1210-TM-314 Phase III, single-arm, open label trial evaluating Ultomiris in paediatric patients with severe HSCT-TMA demonstrated clinically meaningful improvements in the individual components of TMA response (platelets, LDH and urinary protein/creatinine ratio) at 26 weeks. Additionally, results showed a clinically meaningful improvement in the secondary endpoint of overall survival at six months. Further analyses anticipated in H2 2025 to assess the statistical significance of the single-arm trial, and separately, the high-level results from the randomised, double-blind, placebo-controlled, Phase III trial in adults and adolescents. Safety profile was consistent with that observed in other approved indications.

Approval CN	CHAMPION-MG April 2025 New disclosure	∗ For adult patients with anti-acetylcholine receptor antibody-positive gMG

Koselugo
Priority Review US	SPRINKLE February 2025 New disclosure	∗ For paediatric patients aged between one and seven years with NF1 who have symptomatic, inoperable PN.

Soliris
Approval US	NCT03759366 March 2025 New disclosure	∗ For paediatric patients six years of age and older with anti-acetylcholine receptor antibody-positive gMG.

Beyonttra (acoramidis)
Approval JP	NCT04622046 March 2025 New disclosure	∗ For adults with ATTR-CM.

eneboparatide
Phase III readout	CALYPSO March 2025
∗     eneboparatide (AZP-3601), an investigational parathyroid hormone receptor 1 agonist, met its primary composite endpoint in adults with chronic hypoparathyroidism at 24 weeks. eneboparatide demonstrated a statistically significant benefit by normalising albumin-adjuskted serum calcium levels and achieving independence from active vitamin D and oral calcium therapy compared to placebo. The trial will continue to 52 weeks to fully characterise the risk-benefit profile.

Sustainability

In preparation for new new reporting regulations, AstraZeneca combined its 2024 sustainability and annual reporting into one integrated publication. The 2024 Annual Report detailed progress across the Company's sustainability priorities and key topics, including those identified in its double materiality assessment. Details of performance against targets can be found in the 2024 Sustainability Data Annex.

In 2024, the Company achieved a 77.5% reduction in its Scope 1 and 2 greenhouse gas emissions (sites and fleet), a 23% reduction in its water use and a 13% reduction in waste vs. the 2015 baseline. 63% of its fleet now comprises battery electric vehicles. As at year end, we had also reached more than 90 million people through our flagship access programmes and trained a cumulative total of over 156,000 people since 2015.

Access to Healthcare

On health equity:

-  AstraZeneca engaged on health equity at the World Economic Forum (WEF) Annual Meeting, including at a roundtable chaired by AstraZeneca Chair Michel Demaré which convened leaders from governments, NGOs and the private sector to discuss embedding health equity in healthcare design and delivery.

-  AstraZeneca held an in-person Global Health Equity Advisory Board meeting, convening 14 experts from 11 countries across all income groups to provide insights and input on the Company's health equity strategy.

-  The Company collaborated with 10 markets (Brazil, Canada, China, Japan, Italy, Kenya, UAE, Egypt, US and Vietnam) to localise its health equity priorities on science, healthcare delivery and community engagement.

-  AstraZeneca marked the 10-year anniversary of its flagship health equity programme Healthy Heart Africa (HHA) at the 4th Global NCD Alliance Forum in Kigali, Rwanda.

-  The Young Health Programme (YHP), the Company's partnership which empowers young people to call for the prevention of climate-related health challenges, was recognised in a UNICEF publication and was featured in The Times.

On health systems resilience:

-  The Partnership for Health System Sustainability & Resilience (PHSSR) was featured during the 'Health beyond Healthcare' panel discussion at the WEF Annual Meeting, with Michel Demaré speaking on the need for policy action to improve prevention and early detection of non-communicable diseases (NCDs).

-  PHSSR has launched a new collaboration with IQVIA to conduct research with academic centers across eight countries. This initiative aims to identify policies needed to enhance healthcare systems for more effective prevention, early detection, and treatment of chronic diseases.

Environmental protection

-  In the UK, AstraZeneca and Future Biogas announced the launch of UK's first unsubsidised biomethane plant dedicated to fuelling the life sciences sector. Located in Lincolnshire, the plant will provide clean heat for AstraZeneca UK sites.

-  AstraZeneca published its first Taskforce on Nature-related Financial Disclosures report (TNFD) following its 2024 commitment to become an early adopter of the TNFD, its Sustainable use and sourcing of raw materials report.

-  The Company contributed to the World Business Council for Sustainable Development (WBCSD)'s recently published Roadmap to Nature Positive: Foundations for the pharmaceutical sector, which aims to support the industry's efforts to understand nature-related impacts and dependencies and identify key actions for nature-positive outcomes.

-  The Sustainable Markets Initiative (SMI) Health Systems Task Force announced an expansion of the China renewable power purchase agreement (PPA) launched in 2024 to collectively procure renewable power. AstraZeneca, Takeda and GSK expanded the initiative to enable suppliers in China to unlock access to renewables and decarbonise the value chain.

-  Through the SMI, CEO Pascal Soriot signed an open letter calling on the clinical research community to help tackle the climate crisis by measuring carbon emissions for all Phase II and III clinical trials.

-  CEO Pascal Soriot engaged with HM King Charles III, other private sector CEOs and global leaders at Hampton Court Palace on the economic case for the transition to a sustainable future and gave a keynote address on transitioning to sustainable health systems.

-  The Company achieved top 50 ranking in the FT Europe's Climate Leader listing of 600 companies and is the top pharma company ranking for the fourth consecutive year, with an overall score of 77.7/100.

Ethics and transparency

-  For the ninth year, AstraZeneca was included on the CDP Corporate A List for Climate, a gold standard in corporate environmental transparency, and achieved an A- for Water, in recognition of the Company's ongoing work to tackle the climate crisis and protect the environment.

-  The Company achieved fifth place overall, and second in the Health Care sector, in the FTSE Women Leaders Review 2024, as one of the top performers in both the FTSE 100 and FTSE 350 for representation of women across the organisation.

Operating and financial review

Reporting currency

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise.

Reporting period

The performance shown in this announcement covers the three-month period to 31 March 2025 ('the quarter' or 'Q1 2025') compared to the three-month period to 31 March 2024 ('Q1 2024'), unless stated otherwise.

Core financial measures

Core financial measures, EBITDA, Net debt, Gross Margin, Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed consolidated financial statements.

Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period.

These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures (cont.)

Core financial measures are adjusted to exclude certain significant items:

-  Charges and provisions related to our global restructuring programmes, which includes charges that relate to the impact of restructuring programmes on our capitalised manufacturing assets and IT assets

-  Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

-  Other specified items, principally comprising acquisition-related costs and credits, which include the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, remeasurement adjustments relating to certain Other payables and debt items assumed from the Alexion acquisition and legal settlements

-  The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 70 of the Annual Report and Form 20-F Information 2024.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the Financial Performance section in this announcement.

Definitions

Gross Margin is defined as Gross Profit as a percentage of Total Revenue.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the Financial Performance section in this announcement.

Operating margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 2 'Net debt', included in the Notes to the interim financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Financial performance

Table 7: Reported Profit and Loss
	Q1 2025	Q1 2024	% Change
	$m	$m	Actual	CER
- Product Sales	12,875	12,177	6	9
- Alliance Revenue	639	457	40	42
- Product Revenue	13,514	12,634	7	10
- Collaboration Revenue	74	45	64	64
Total Revenue	13,588	12,679	7	10
Cost of sales	(2,241)	(2,218)	1	12
Gross profit	11,347	10,461	8	10
Distribution expense	(135)	(135)	-	4
R&D expense	(3,159)	(2,783)	13	15
SG&A expense	(4,492)	(4,495)	-	3
Other operating income & expense	113	67	71	71
Operating profit	3,674	3,115	18	17
Net finance expense	(265)	(302)	(12)	(11)
Joint ventures and associates	(7)	(13)	(50)	(48)
Profit before tax	3,402	2,800	21	20
Taxation	(481)	(620)	(23)	(23)
Tax rate	14%	22%
Profit after tax	2,921	2,180	34	33
Earnings per share	$1.88	$1.41	34	32

Table 8: Reconciliation of Reported Profit before tax to EBITDA
	Q1 2025	Q1 2024	% Change
	$m	$m	Actual	CER
Reported Profit before tax	3,402	2,800	21	20
Net finance expense	265	302	(12)	(11)
Joint ventures and associates	7	13	(50)	(48)
Depreciation, amortisation and impairment	1,284	1,255	2	3
EBITDA	4,958	4,370	13	13

Table 9: Reconciliation of Reported to Core financial measures: Q1 2025
	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	% Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	11,347	8	8	2	11,365	8	10
- Gross Margin	84%				84%	+1pp	-
Distribution expense	(135)	3	-	-	(132)	(2)	2
R&D expense	(3,159)	60	10	1	(3,088)	14	16
- R&D % of Total Revenue	23%				23%	-1pp	-1pp
SG&A expense	(4,492)	50	957	28	(3,457)	1	4
- SG&A % of Total Revenue	33%				25%	+1pp	+2pp
Total operating expense	(7,786)	113	967	29	(6,677)	7	9
Other operating income & expense	113	1	-	1	115	79	78
Operating profit	3,674	122	975	32	4,803	11	12
- Operating Margin	27%				35%	+1pp	-
Net finance expense	(265)	-	-	50	(215)	(12)	(11)
Taxation	(481)	(28)	(187)	(18)	(714)	(18)	(18)
EPS	$1.88	$0.06	$0.51	$0.04	$2.49	21	21

Profit and Loss drivers

Gross profit

The change in Gross Margin (Reported and Core) in Q1 2025 was impacted by:

-  Positive effects from fluctuations in foreign exchange rates. Currency impacts may have a positive or negative impact in future quarters

-  Positive effects from changing product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Tezspire, Koselugo) has a negative impact on Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The profit share paid to partners is recorded in AstraZeneca's Cost of sales line

-  Pricing adjustments, for example to sales reimbursed by the Medicare Part D programme in the US, diluted the gross margin in the first quarter. Some of these adjustments resulted in higher volumes, partially offsetting the overall impact on profits

Variations in Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects.

R&D expense

The change in R&D expense (Reported and Core) in the period was impacted by:

-  Positive data read-outs for high value pipeline opportunities that have ungated late-stage trials

-  Investment in platforms, new technology and capabilities to enhance R&D capabilities

-  Addition of R&D projects following completion of previously announced business development activity

SG&A expense

-  The change in SG&A expense (Reported and Core) in the period was driven primarily by market development activities for launches and to support continued growth in existing brands

Other operating income and expense

Other operating income in Q1 2025 consisted primarily of royalties and an upfront fee on a divestment.

Net finance expense

Core Net finance expense decreased 12% (11% at CER) mainly driven by an adjustment of interest on tax, due to a reduction of tax liabilities relating to prior periods (see below).

Taxation

The effective Reported tax rate for the three months to 31 March 2025 was 14% (Q1 2024: 22%) and the effective Core Tax rate was 16% (Q1 2024: 21%).

The Q1 2025 tax rate benefited from a reduction of tax liabilities arising from updates to estimates of prior period tax liabilities following settlements with tax authorities.

The cash tax paid for the quarter ended 31 March 2025 was $363m (Q1 2024: $430m), representing 11% of Reported Profit before tax (Q1 2024: 15%).

Cash Flow

Table 10: Cash Flow summary
	Q1 2025 $m	Q1 2024 $m	Change$m
Reported Operating profit	3,674	3,115	559
Depreciation, amortisation and impairment	1,284	1,255	29
Movement in working capital and short-term provisions	(426)	(455)	29
Gains on disposal of intangible assets	(66)	-	(66)
Fair value movements on contingent consideration arising from business combinations	1	16	(15)
Non-cash and other movements	31	(674)	705
Interest paid	(422)	(341)	(81)
Taxation paid	(363)	(430)	67
Net cash inflow from operating activities	3,713	2,486	1,227
Net cash inflow before financing activities	2,460	73	2,387
Net cash (outflow)/inflow from financing activities	(2,707)	2,028	(4,735)

Net cash flow

The change in Net cash inflow before financing activities of $2,387m is primarily driven by the reduction in cash outflow relating to the Acquisitions of subsidiaries, net of cash acquired of $726m, which in 2024 related to the acquisition of Gracell Biotechnologies Inc., and the reduction in cash outflow relating to Purchase of intangible assets which included an outflow of $639m relating to the acquisition of Icosavax in 2024.

The change in Net cash (outflow)/inflow from financing activities of $4,735m is primarily driven by the issue of new long-term loans of $4,976m in 2024, with no issuance in 2025.

Capital expenditure

Capital expenditure on tangible assets and Software-related intangible assets amounted to $493m in Q1 2025 (Q1 2024: $474m). The increase of capital expenditure in 2025 was driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Net debt

Net debt increased by $1,497m in the three months to 31 March 2025 to $26,067m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net debt are disclosed in Note 2.

Net debt

Table 11: Net debt summary
	At 31 Mar 2025 $m	At 31 Dec 2024 $m	At 31 Mar 2024 $m
Cash and cash equivalents	5,230	5,488	7,841
Other investments	165	166	180
Cash and investments	5,395	5,654	8,021
Overdrafts and short-term borrowings	(445)	(330)	(477)
Commercial paper	(948)	-	(980)
Lease liabilities	(1,551)	(1,452)	(1,242)
Current instalments of loans	(2,010)	(2,007)	(4,593)
Non-current instalments of loans	(26,692)	(26,506)	(27,259)
Interest-bearing loans and borrowings (Gross debt)	(31,646)	(30,295)	(34,551)
Net derivatives	184	71	81
Net Debt	(26,067)	(24,570)	(26,449)

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 1.2% Notes due 2026, 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4.875% Notes due 2033 and 5% Notes due 2034 (the "AstraZeneca Finance USD Notes"). Each series of AstraZeneca Finance USD Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance USD Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance USD Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance USD Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance USD Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise. Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F as filed with the SEC and information contained herein for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance USD Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 22 February 2024, 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Obligor group summarised statements

Table 12: Obligor group summarised Statement of comprehensive income
	Q1 2025 $m	Q1 2024 $m
Total Revenue	-	-
Gross profit	-	-
Operating loss	-	-
Loss for the period	(302)	(234)
Transactions with subsidiaries that are not issuers or guarantors	5,807	588

Table 13: Obligor group summarised Statement of financial position
	At 31 Mar 2025 $m	At 31 Mar 2024 $m
Current assets	68	12
Non-current assets	-	-
Current liabilities	(3,201)	(5,778)
Non-current liabilities	(26,748)	(27,161)
Amounts due from subsidiaries that are not issuers or guarantors	20,922	21,242
Amounts due to subsidiaries that are not issuers or guarantors	-	-

Capital allocation

The Group's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution.

In FY 2025, the Company intends to increase the annual dividend per share declared to $3.20 per share. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies.

The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

In FY 2024, capital expenditure on tangible assets and Software-related intangible assets amounted to $2,218m. In FY 2025 the Group expects to increase expenditure on tangible assets and Software-related intangible assets by approximately 50%, driven by manufacturing expansion projects and investments in systems and technology.

Foreign exchange

The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency.

In addition, the Company's external dividend payments, paid principally in pound sterling and Swedish krona, are fully hedged from the time of their announcement to the payment date.Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge.

Table 14: Currency sensitivities
Currency	Primary Relevance	Exchange rate vs USD (average rate in period)					Annual impact of 5% weakening vs USD1 ($m)
		FY 20242	YTD 20253	Change (%)	Mar 20254	Change (%)	TotalRevenue	Core Operating Profit
EUR	Total Revenue	0.92	0.95	(3)	0.93	(0)	(461)	(232)
CNY	Total Revenue	7.21	7.29	(1)	7.26	(1)	(313)	(171)
JPY	Total Revenue	151.46	152.59	(1)	149.11	2	(179)	(121)
GBP	Operating expense	0.78	0.79	(2)	0.78	1	(68)	124
SEK	Operating expense	10.57	10.69	(1)	10.16	4	(9)	69
Other							(557)	(289)

1.   Assumes the average exchange rate vs USD in FY 2025 is 5% lower than the average rate in FY 2024. The impact data are estimates, based on best prevailing assumptions around currency profiles.
2.   Based on average daily spot rates 1 Jan 2024 to 31 Dec 2024.
3.   Based on average daily spot rates 1 Jan 2025 to 31 Mar 2025.
4.   Based on average daily spot rates 1 Mar 2025 to 31 Mar 2025.

Interim financial statements

Table 15: Condensed consolidated statement of comprehensive income
	Q1 2025 $m	Q1 2024 $m
- Product Sales	12,875	12,177
- Alliance Revenue	639	457
Product Revenue	13,514	12,634
Collaboration Revenue	74	45
Total Revenue	13,588	12,679
Cost of sales	(2,241)	(2,218)
Gross profit	11,347	10,461
Distribution expense	(135)	(135)
Research and development expense	(3,159)	(2,783)
Selling, general and administrative expense	(4,492)	(4,495)
Other operating income and expense	113	67
Operating profit	3,674	3,115
Finance income	84	111
Finance expense	(349)	(413)
Share of after tax losses in associates and joint ventures	(7)	(13)
Profit before tax	3,402	2,800
Taxation	(481)	(620)
Profit for the period	2,921	2,180

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	51	144
Net (losses)/gains on equity investments measured at fair value through other comprehensive income	(58)	35
Tax on items that will not be reclassified to profit or loss	(17)	(39)
	(24)	140
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	1,152	(515)
Foreign exchange arising on designated liabilities in net investment hedges	53	(98)
Fair value movements on cash flow hedges	72	(86)
Fair value movements on cash flow hedges transferred to profit and loss	(102)	70
Fair value movements on derivatives designated in net investment hedges	(10)	22
Costs of hedging	(8)	15
Tax on items that may be reclassified subsequently to profit or loss	(30)	35
	1,127	(557)
Other comprehensive income/(expense), net of tax	1,103	(417)

Total comprehensive income for the period	4,024	1,763

Profit attributable to:
Owners of the Parent	2,916	2,179
Non-controlling interests	5	1
	2,921	2,180

Total comprehensive income attributable to:
Owners of the Parent	4,017	1,762
Non-controlling interests	7	1
	4,024	1,763

Earnings per share
Basic earnings per $0.25 Ordinary Share	$1.88	$1.41
Diluted earnings per $0.25 Ordinary Share	$1.87	$1.40
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	1,561	1,560

Table 16: Condensed consolidated statement of financial position
	At 31 Mar 2025 $m	At 31 Dec 2024 $m	At 31 Mar 2024 $m
Assets
Non-current assets
Property, plant and equipment	10,819	10,252	9,411
Right-of-use assets	1,484	1,395	1,205
Goodwill	21,130	21,025	19,978
Intangible assets	37,550	37,177	38,834
Investments in associates and joint ventures	270	268	130
Other investments	1,630	1,632	1,565
Derivative financial instruments	210	182	213
Other receivables	926	930	745
Deferred tax assets	6,095	5,347	4,618
	80,114	78,208	76,699
Current assets
Inventories	5,884	5,288	5,337
Trade and other receivables	13,250	12,972	11,072
Other investments	165	166	180
Derivative financial instruments	45	54	11
Income tax receivable	1,565	1,859	1,153
Cash and cash equivalents	5,230	5,488	7,841
	26,139	25,827	25,594

Total assets	106,253	104,035	102,293

Liabilities
Current liabilities
Interest-bearing loans and borrowings	(3,403)	(2,337)	(6,050)
Lease liabilities	(355)	(339)	(281)
Trade and other payables	(22,544)	(22,465)	(19,699)
Derivative financial instruments	(22)	(50)	(92)
Provisions	(1,149)	(1,269)	(1,148)
Income tax payable	(1,656)	(1,406)	(1,631)
	(29,129)	(27,866)	(28,901)
Non-current liabilities
Interest-bearing loans and borrowings	(26,692)	(26,506)	(27,259)
Lease liabilities	(1,196)	(1,113)	(961)
Derivative financial instruments	(49)	(115)	(51)
Deferred tax liabilities	(3,553)	(3,305)	(2,621)
Retirement benefit obligations	(1,279)	(1,330)	(1,280)
Provisions	(922)	(921)	(1,123)
Income tax payable	(264)	(238)	-
Other payables	(2,038)	(1,770)	(2,596)
	(35,993)	(35,298)	(35,891)

Total liabilities	(65,122)	(63,164)	(64,792)

Net assets	41,131	40,871	37,501

Equity
Share capital	388	388	388
Share premium account	35,233	35,226	35,194
Other reserves	2,054	2,012	2,075
Retained earnings	3,364	3,160	(212)
Capital and reserves attributable to equity holders of the Parent	41,039	40,786	37,445
Non-controlling interests	92	85	56
Total equity	41,131	40,871	37,501

Table 17: Condensed consolidated statement of changes in equity
	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2024	388	35,188	2,065	1,502	39,143	23	39,166
Profit for the period	-	-	-	2,179	2,179	1	2,180
Other comprehensive expense	-	-	-	(417)	(417)	-	(417)
Transfer to other reserves	-	-	10	(10)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,052)	(3,052)	-	(3,052)
Issue of Ordinary Shares	-	6	-	-	6	-	6
Changes in non-controlling interests	-	-	-	-	-	32	32
Share-based payments charge for the period	-	-	-	159	159	-	159
Settlement of share plan awards	-	-	-	(573)	(573)	-	(573)
Net movement	-	6	10	(1,714)	(1,698)	33	(1,665)
At 31 Mar 2024	388	35,194	2,075	(212)	37,445	56	37,501

At 1 Jan 2025	388	35,226	2,012	3,160	40,786	85	40,871
Profit for the period	-	-	-	2,916	2,916	5	2,921
Other comprehensive income	-	-	(42)	1,143	1,101	2	1,103
Transfer to other reserves	-	-	58	(58)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,249)	(3,249)	-	(3,249)
Issue of Ordinary Shares	-	7	-	-	7	-	7
Movement in shares held by Employee Benefit Trusts	-	-	26	-	26	-	26
Share-based payments charge for the period	-	-	-	174	174	-	174
Settlement of share plan awards	-	-	-	(722)	(722)	-	(722)
Net movement	-	7	42	204	253	7	260
At 31 Mar 2025	388	35,233	2,054	3,364	41,039	92	41,131

Transfer to other reserves includes $70m in respect of the opening balance on the Cash flow hedge reserve. The cash flow hedge reserve was previously disclosed within Retained earnings but from 2025 is disclosed within Other reserves.

Table 18: Condensed consolidated statement of cash flows
	Q1 2025 $m	Q1 2024 $m
Cash flows from operating activities
Profit before tax	3,402	2,800
Finance income and expense	265	302
Share of after tax losses of associates and joint ventures	7	13
Depreciation, amortisation and impairment	1,284	1,255
Movement in working capital and short-term provisions	(426)	(455)
Gains on disposal of intangible assets	(66)	-
Fair value movements on contingent consideration arising from business combinations	1	16
Non-cash and other movements	31	(674)
Cash generated from operations	4,498	3,257
Interest paid	(422)	(341)
Tax paid	(363)	(430)
Net cash inflow from operating activities	3,713	2,486

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	-	(726)
Payment of contingent consideration from business combinations	(362)	(222)
Purchase of property, plant and equipment	(429)	(417)
Disposal of property, plant and equipment	1	53
Purchase of intangible assets	(540)	(1,188)
Disposal of intangible assets	9	75
Purchase of non-current asset investments	-	(41)
Disposal of non-current asset investments	-	9
Movement in short-term investments, fixed deposits and other investing instruments	1	(57)
Disposal of investments in associates and joint ventures	-	8
Interest received	67	93
Net cash outflow from investing activities	(1,253)	(2,413)
Net cash inflow before financing activities	2,460	73

Cash flows from financing activities
Proceeds from issue of share capital	8	6
Own shares purchased by Employee Benefit Trust	(486)	-
Issue of loans and borrowings	-	4,976
Repayment of loans and borrowings	(4)	(7)
Dividends paid	(3,347)	(3,033)
Hedge contracts relating to dividend payments	104	(8)
Repayment of obligations under leases	(81)	(74)
Movement in short-term borrowings	1,099	1,001
Payment of Acerta Pharma share purchase liability	-	(833)
Net cash (outflow)/inflow from financing activities	(2,707)	2,028

Net (decrease)/increase in Cash and cash equivalents in the period	(247)	2,101
Cash and cash equivalents at the beginning of the period	5,429	5,637
Exchange rate effects	25	(46)
Cash and cash equivalents at the end of the period	5,207	7,692

Cash and cash equivalents consist of:
Cash and cash equivalents	5,230	7,841
Overdrafts	(23)	(149)
	5,207	7,692

Notes to the Interim financial statements

Note 1: Basis of preparation and accounting policies

These unaudited Interim financial statements for the three months ended 31 March 2025 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the three months ended 31 March 2025 were approved by the Board of Directors for publication on 29 April 2025.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2024 were prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRS Accounting Standards as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2024.

The comparative figures for the financial year ended 31 December 2024 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and will be delivered to the Registrar of Companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Product Revenue

Effective 1 January 2025, the Group has updated the presentation of Total Revenue on the face of the Statement of Comprehensive Income to include a new subtotal 'Product Revenue' representing the summation of Product Sales and Alliance Revenue .

Product Revenue and Collaboration Revenue form Total Revenue.

Product Sales and Alliance Revenue will continue to be presented separately, with the new subtotal providing additional aggregation of revenue types with similar characteristics, reflecting the growing importance of Alliance Revenue.

Full descriptions of Product Sales, Alliance Revenue and Collaboration Revenue are included from page 152 of the Group's Annual Report and Form 20-F Information 2024.

There are no changes to the Revenue accounting policy regarding the types of transactions recorded in each revenue category. The comparative period has been retrospectively adjusted to reflect the additional subtotal, resulting in total Product Revenue being reported for the quarter ending 31 March 2024 of $12,634m.

Going concern

The Group has considerable financial resources available. As at 31 March 2025, the Group has $10.1bn in financial resources (cash and cash equivalent balances of $5.2bn and undrawn committed bank facilities of $4.9bn that are available until April 2030), with $3.8bn of borrowings due within one year. These facilities contain no financial covenants.

The Group has assessed the prospects of the Group over a period longer than the required 12 months from the date of Board approval of these consolidated financial statements, with no deterioration noted requiring a further extension of this review. The Group's revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2024.

Note 2: Net debt

Table 19: Net debt
	At 1 Jan 2025	Cash flow	Non-cash and other	Exchange movements	At 31 Mar 2025
	$m	$m	$m	$m	$m
Non-current instalments of loans	(26,506)	-	19	(205)	(26,692)
Non-current instalments of leases	(1,113)	-	(64)	(19)	(1,196)
Total long-term debt	(27,619)	-	(45)	(224)	(27,888)
Current instalments of loans	(2,007)	4	(7)	-	(2,010)
Current instalments of leases	(339)	97	(104)	(9)	(355)
Commercial paper	-	(948)	-	-	(948)
Collateral received from derivative counterparties	(181)	(171)	-	-	(352)
Other short-term borrowings excluding overdrafts	(90)	20	-	-	(70)
Overdrafts	(59)	36	-	-	(23)
Total current debt	(2,676)	(962)	(111)	(9)	(3,758)
Gross borrowings	(30,295)	(962)	(156)	(233)	(31,646)
Net derivative financial instruments	71	(104)	217	-	184
Net borrowings	(30,224)	(1,066)	61	(233)	(31,462)
Cash and cash equivalents	5,488	(283)	-	25	5,230
Other investments - current	166	(1)	-	-	165
Cash and investments	5,654	(284)	-	25	5,395
Net debt	(24,570)	(1,350)	61	(208)	(26,067)

The table above provides an analysis of Net debt and a reconciliation of Net cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2024. Net debt is a non-GAAP financial measure.

Net debt increased by $1,497m in the three months to 31 March 2025 to $26,067m.

Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 'Financial Instruments'.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 March 2025 was $352m (31 December 2024: $181m) and the carrying value of such cash collateral posted by the Group at 31 March 2025 was $102m (31 December 2024: $129m).

The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown.

During the quarter ended 31 March 2025, Moody's upgraded the Group's solicited long term credit rating to A1 from A2. The short term rating remained at P-1. There were no changes to Standard and Poor's credit ratings (long term: A+; short term: A-1).

Note 3: Financial Instruments

As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $361m (31 December 2024: $353m) and for which a fair value gain/loss of $nil has been recognised in the three months ended 31 March 2025 (Q1 2024: fair value loss of $1m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains on equity investments measured at fair value through other comprehensive income, in the Condensed consolidated statement of comprehensive income for the three months ended 31 March 2025, are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,693m of other investments, $3,969m held in money-market funds and $184m of derivatives as at 31 March 2025. With the exception of derivatives being Level 2 fair valued, and certain equity instruments of $361m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $102m of cash collateral pledged to counterparties. The total fair value of Interest-bearing loans and borrowings as at 31 March 2025, which have a carrying value of $31,646m in the Condensed consolidated statement of financial position, was $30,853m.

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS's share of the global diabetes alliance of $1,058m (31 December 2024: $1,309m) would increase/decrease by $106m with an increase/decrease in sales of 10%, as compared with the current estimates.

Table 20: Contingent consideration
	2025			2024
	Diabetes alliance $m	Other $m	Total $m	Total $m
At 1 January	1,309	442	1,751	2,137
Additions through business combinations	-	-	-	54
Settlements	(261)	(101)	(362)	(222)
Revaluations	-	1	1	16
Discount unwind	10	9	19	28
At 31 March	1,058	351	1,409	2,013

Note 4: Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in AstraZeneca's Annual Report and Form 20-F Information 2024 (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37.
As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.
In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Group made, and upon which the Group have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.
AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the first quarter of 2025 and to 29 April 2025

Table 21: Patent litigation
Legal proceedings brought against AstraZeneca
Forxiga Patent Proceedings, UK Considered to be a contingent liability
∗     In the UK, one of AstraZeneca's patents relating to Forxiga is being challenged by Generics (UK) Limited, Teva Pharmaceutical Industries Limited, and Glenmark Pharmaceuticals Europe Limited.
∗  In March 2025, AstraZeneca applied for an interim injunction against Glenmark's proposed at-risk sale of its dapaglifozin product in the UK. AstraZeneca's request for injunction was denied at first instance. AstraZeneca prevailed in its appeal, and the interim injunction was granted.
∗       In April 2025, after trial in March 2025, the first instance court held AstraZeneca's patent invalid for lack of plausibility. AstraZeneca intends to seek permission to appeal to the UK Court of Appeal.

Legal proceedings brought by AstraZeneca

Lokelma Patent Proceedings, US Considered to be a contingent asset
∗     In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against five generic filers in the US District Court for the District of Delaware (District Court). AstraZeneca alleged that a generic version of Lokelma would infringe patents that are owned or licensed by AstraZeneca.
∗      As previously disclosed, AstraZeneca has entered into separate settlement agreements with four generic manufacturers which resulted in dismissal of the corresponding litigations.
∗     AstraZeneca has reached a settlement in principle with the last generic manufacturer.

Soliris Patent Proceedings, Canada Considered to be a contingent asset
∗     In May 2023, AstraZeneca initiated patent litigation in Canada alleging that Amgen Pharmaceuticals, Inc.'s (Amgen) biosimilar eculizumab product will infringe AstraZeneca's patents.
∗     In September 2023, AstraZeneca initiated patent litigations in Canada alleging that Samsung Bioepis Co. Ltd.'s (Samsung) biosimilar eculizumab product will infringe AstraZeneca's patents. The filing of the litigation triggered an automatic 24-month stay of the approval of each defendant's biosimilar eculizumab product.
∗     Trial against Amgen occurred in January 2025. No decision has been issued.
∗     Trial against Samsung is scheduled to begin in June 2025.
∗       In July and August 2023, in Canada, both Amgen and Samsung brought actions challenging the validity of AstraZeneca's patent relating to the use of eculizumab in treating aHUS. Trial is scheduled for November 2025.

Soliris Patent Proceedings, UK Considered to be a contingent asset
∗     In May 2024, Alexion initiated patent infringement proceedings against Amgen Ltd and Samsung Bioepis UK Ltd (Samsung UK) in the UK High Court of Justice alleging that their respective biosimilar eculizumab products infringe an Alexion patent; on the same day, Samsung UK initiated a revocation action for the same patent.
∗     Trial was held in March 2025. The parties are awaiting a decision.

Table 22: Commercial litigation
Legal proceedings brought against AstraZeneca
Definiens, Germany Considered to be a contingent liability
∗     In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (the Sellers) regarding the 2014 Share Purchase Agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. In December 2023, after an arbitration hearing, the arbitration panel made a final award of $46.43m in favour of the Sellers.
∗     In March 2024, AstraZeneca filed an application with the Bavarian Supreme Court to set aside the arbitration award.
∗     In April 2025, the Bavarian Supreme Court ruled in favour of AstraZeneca and annulled the arbitration award.
∗     The Bavarian Supreme Court referred the dispute back to the same arbitration panel for a second determination.

Seroquel XR Antitrust Litigation, US Considered to be a contingent liability
∗     In 2019, AstraZeneca was named in several related complaints now proceeding in US District Court in Delaware (District Court), including several putative class action lawsuits that were purportedly brought on behalf of classes of direct purchasers or end payors of Seroquel XR, that allege AstraZeneca and generic drug manufacturers violated US antitrust laws when settling patent litigation related to Seroquel XR.
∗     In July 2022, the District Court dismissed claims relating to one of the generic manufacturers while allowing claims relating to the second generic manufacturer to proceed.
∗     In September 2024, AstraZeneca reached a settlement agreement with one of the plaintiff classes which the court has approved.
∗     The Court denied summary judgment and set trial with the remaining plaintiffs to begin in May 2025.

Soliris Antitrust Class Action, US Considered to be a contingent liability
∗     In April 2025, AstraZeneca was named in a lawsuit filed in the US District Court for the District of Massachusetts alleging antitrust claims on behalf of a potential class of end payors for Soliris from March 2022.
∗     The plaintiff alleges that AstraZeneca violated federal and state antitrust and business practices laws by obtaining improper patents for Soliris, delaying biosimilar entry and improperly extending Soliris' market exclusivity.

Viela Bio, Inc. Shareholder Litigation, US Matter concluded
∗     In February 2023, AstraZeneca was served with a lawsuit filed in the Delaware state court against AstraZeneca and certain officers (collectively, Defendants), on behalf of a putative class of Viela Bio, Inc. (Viela) shareholders. The complaint alleged that the Defendants breached their fiduciary duty to Viela shareholders in the course of Viela's 2021 merger with Horizon Therapeutics, plc.
∗     In July 2024, the Court granted with prejudice AstraZeneca's motion to dismiss.
∗     In August 2024, plaintiffs appealed the dismissal.
∗      In March 2025, the Delaware Supreme Court affirmed the dismissal.
∗     This matter is now concluded.

Table 23: Government investigations and proceedings
Legal proceedings brought against AstraZeneca
Beyfortus Civil Investigative Demand, US Considered to be a contingent liability
∗     In March 2025, AstraZeneca received a subpoena from the US Attorney's Office seeking certain records relating to Beyfortus. The subpoena requests that the Company produce various documents from January 2020 to present, including communications related to specific batches of Beyfortus, customer complaints, and FDA inspection reports.

Shenzhen City Customs Office Considered to be a contingent liability
∗     In relation to the illegal drug importation allegations, in April 2025, AstraZeneca received a second Appraisal Opinion from the Shenzhen City Customs Office regarding suspected unpaid importation taxes amounting to $1.6m.
∗     To the best of AstraZeneca's knowledge, the importation taxes referred to in the Appraisal Opinion relate to Enhertu.
∗     A fine of between one and five times the amount of unpaid importation taxes may also be levied if AstraZeneca is found liable.

China Personal Information Infringement Considered to be a contingent liability
∗     In relation to the personal information infringement allegation, in April 2025, AstraZeneca received a Notice of Transfer to the Prosecutor from the Shenzhen Bao'an District Public Security Bureau (the PSB) regarding suspected unlawful collection of personal information.
∗     The Company has been informed that there was no illegal gain to the Company resulting from personal information infringement.

Legal proceedings brought by AstraZeneca
340B State Litigation, US Considered to be a contingent asset
∗     AstraZeneca has filed lawsuits against Arkansas, Kansas, Louisiana, Maryland, Minnesota, Mississippi, Missouri, and West Virginia challenging the constitutionality of each state's 340B statute.
∗     In the Arkansas matter, trial is scheduled for September 2025 and the state has moved to dismiss AstraZeneca's complaint. In the Arkansas administrative proceeding, the commissioner issued a cease-and-desist order in April 2025 requiring AstraZeneca to pause its 340B policy in Arkansas.
∗     In Kansas, after obtaining a stipulation from the state that AstraZeneca's policy does not violate the Kansas 340B statute, AstraZeneca agreed to dismiss its complaint.
∗     In Louisiana, the court granted the state's motion for summary judgment. AstraZeneca has filed an appeal.
∗     In Maryland, the state has moved to dismiss AstraZeneca's complaint and the court has denied AstraZeneca's preliminary injunction motion.
∗     In Minnesota, the court found that the defendant government officials do not have authority to enforce the law and accordingly dismissed AstraZeneca's complaint for lack of standing.
∗     In Missouri, the court granted in part and denied in part the state's motion to dismiss.
∗     In Mississippi, the court denied AstraZeneca's preliminary injunction motion.
∗     In West Virginia, the matter is stayed pending an appeal of a related West Virginia litigation.

Other

Additional government inquiries
As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Note 5: Analysis of Revenue and Other operating income and expense

Table 24: Q1 2025: Product Sales year-on-year analysis
	World			US		Emerging Markets			Europe			Established RoW
		Change			Change		Change			Change			Change
	$m	Act %	CER %	$m	Act %	$m	Act %	CER %	$m	Act %	CER %	$m	Act %	CER %
- Tagrisso	1,679	5	8	678	9	519	7	12	307	2	6	175	(4)	1
- Imfinzi	1,261	13	16	728	25	142	10	20	252	8	13	139	(18)	(14)
- Calquence	762	6	8	507	3	54	37	54	170	11	15	31	(3)	2
- Lynparza	726	3	5	312	8	161	(4)	-	196	3	6	57	(3)	2
- Enhertu	198	63	71	-	n/m	136	64	72	43	67	72	19	51	61
- Zoladex	283	3	7	5	53	223	5	10	34	(5)	(2)	21	(12)	(7)
- Truqap	132	n/m	n/m	111	n/m	2	n/m	n/m	14	n/m	n/m	5	n/m	n/m
- Imjudo	80	30	33	53	37	5	24	52	11	46	53	11	(3)	1
- Other Oncology	110	(8)	(4)	3	(48)	76	(4)	-	5	(4)	-	26	(12)	(8)
Oncology	5,231	10	13	2,397	15	1,318	10	16	1,032	8	12	484	(7)	(2)
- Farxiga	2,057	11	16	383	(19)	871	22	31	683	24	28	120	11	15
- Crestor	316	7	10	12	20	272	13	17	-	n/m	n/m	32	(7)	(3)
- Brilinta	305	(6)	(4)	173	6	74	(16)	(13)	55	(17)	(14)	3	(34)	(30)
- Seloken	161	(2)	3	-	n/m	155	(4)	2	5	70	70	1	(12)	(7)
- Lokelma	153	35	38	69	33	30	47	54	26	40	44	28	22	28
- roxadustat	78	3	4	-	-	78	3	4	-	-	-	-	-	-
- Wainua	39	n/m	n/m	39	n/m	-	-	-	-	-	-	-	-	-
Other CVRM	136	(28)	(25)	11	(76)	72	6	9	38	(39)	(37)	15	31	37
CVRM	3,245	8	12	687	(8)	1,552	14	20	807	13	17	199	9	13
- Symbicort	723	(6)	(3)	279	(7)	232	(8)	(4)	135	(5)	(2)	77	3	10
- Fasenra	418	17	19	249	19	27	20	29	103	11	16	39	17	23
- Breztri	300	37	39	148	41	90	29	32	42	38	43	20	39	47
- Tezspire	87	n/m	n/m	-	-	7	n/m	n/m	57	n/m	n/m	23	62	73
- Pulmicort	158	(30)	(26)	2	(56)	127	(34)	(30)	19	(2)	2	10	14	21
- Saphnelo	136	49	51	120	45	3	n/m	n/m	9	n/m	n/m	4	51	67
- Airsupra	28	n/m	n/m	28	n/m	-	-	-	-	-	-	-	-	-
- Other R&I	97	4	6	39	37	43	(12)	(10)	13	(7)	(3)	2	1	8
R&I	1,947	8	11	865	17	529	(10)	(6)	378	14	19	175	17	24
- Beyfortus	30	15	16	28	9	-	-	-	-	n/m	n/m	2	n/m	n/m
- Synagis	112	(34)	(32)	(1)	3	83	(8)	(3)	25	(59)	(58)	5	(74)	(74)
- FluMist	-	n/m	n/m	-	n/m	-	-	-	-	n/m	n/m	-	-	-
- Other V&I	1	(93)	(93)	-	-	-	-	-	1	(93)	(93)	-	-	-
V&I	143	(32)	(30)	27	2	83	(8)	(3)	26	(65)	(64)	7	(67)	(67)
- Ultomiris	1,050	22	25	604	25	52	65	77	228	13	17	166	16	22
- Soliris	444	(40)	(38)	288	(30)	65	(48)	(42)	56	(60)	(59)	35	(43)	(39)
- Strensiq	352	12	14	266	8	34	59	71	26	9	13	26	21	26
- Koselugo	138	4	8	53	16	40	(32)	(27)	34	82	90	11	23	29
- Other Rare Disease	58	9	15	26	19	14	3	21	16	4	8	2	(15)	(10)
Rare Disease	2,042	(3)	-	1,237	3	205	(18)	(10)	360	(10)	(7)	240	1	6
- Nexium	228	(5)	(1)	19	(10)	176	3	7	11	(22)	(15)	22	(34)	(30)
- Other	39	(26)	(24)	-	n/m	30	(12)	(11)	8	(46)	(43)	1	12	20
Other Medicines	267	(9)	(5)	19	(20)	206	-	4	19	(35)	(30)	23	(32)	(29)
Total Medicines	12,875	6	9	5,232	8	3,893	5	11	2,622	5	9	1,128	(1)	3

The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth.

Table 25: Alliance Revenue
	Q1 2025 $m	Q1 2024 $m
Enhertu	398	339
Tezspire	130	77
Beyfortus	82	20
Datroway	4	-
Other Alliance Revenue	25	21
Total	639	457

Table 26: Collaboration Revenue
	Q1 2025 $m	Q1 2024 $m
Farxiga: sales milestones	74	45
Total	74	45

Table 27: Other operating income and expense

	Q1 2025 $m	Q1 2024 $m
Total	113	67

Other shareholder information

Financial calendar

Announcement of H1 and Q2 2025 results:                          29 July 2025

Announcement of 9M and Q3 2025 results:               6 November 2025

Dividend payment dates

Dividends are normally paid as follows:

-  First interim:      Announced with the half year results and paid in September

-  Second interim:         Announced with the full year results and paid in March

The ex-dividend dates shown below are for ordinary shares listed on the London Stock Exchange (LSE).

Proposed dividend dates
	Announced	Ex-dividend date(LSE)	Record date	Payment date
FY 2025 First interim*	29 Jul 2025	7 Aug 2025	8 Aug 2025	8 Sep 2025

*Provisional dates, subject to Board approval.

For the ex-dividend dates of ordinary shares listed on the Stockholm Stock Exchange, and for American Depositary Receipts listed on NASDAQ, please check with the relevant exchange.

Contact details

For Investor Relations contacts, click here. For Media contacts, click here.

Addresses for correspondence
Registered office	Registrar andtransfer office	Swedish Central Securities Depository	US depositary
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	J.P. Morgan Chase Bank N.A.EQ Shareowner Services P.O. Box 64504 St. Paul MN 55164-0504
UK	UK	Sweden	US
+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018 (US only)
	+44 (0) 121 415 7033		+1 (651) 453 2128

Trademarks
Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu and Datroway, trademarks of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements
In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

-  the risk of failure or delay in delivery of pipeline or launch of new medicines;

-  the risk of failure to meet regulatory or ethical requirements for medicine development or approval;

-  the risk of failures or delays in the quality or execution of the Group's commercial strategies;

-  the risk of pricing, affordability, access and competitive pressures;

-  the risk of failure to maintain supply of compliant, quality medicines;

-  the risk of illegal trade in the Group's medicines;

-  the impact of reliance on third-party goods and services;

-  the risk of failure in information technology or cybersecurity;

-  the risk of failure of critical processes;

-  the risk of failure to collect and manage data and artificial intelligence in line with legal and regulatory requirements and strategic objectives;

-  the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce;

-  the risk of failure to meet our sustainability targets, regulatory requirements and stakeholder expectations with respect to the environment;

-  the risk of the safety and efficacy of marketed medicines being questioned;

-  the risk of adverse outcome of litigation and/or governmental investigations;

-  intellectual property risks related to the Group's products;

-  the risk of failure to achieve strategic plans or meet targets or expectations;

-  the risk of geopolitical and/or macroeconomic volatility disrupting the operation of our global business;

-  the risk of failure in internal control, financial reporting or the occurrence of fraud;

-  the risk of unexpected deterioration in the Group's financial position;

-  the risk of foreign exchange rate movements impacting our financial condition or results of operations; and

-  the impact that global and/or geopolitical events may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition.

Glossary

1L, 2L, etc                        First line, second line, etc
AAAAI                            American Academy of Allergy, Asthma, and Immunology
ACC                                 American College of Cardiology
aHUS                               Atypical haemolytic uraemic syndrome
AKT                                Serine/threonine protein kinase
ALK                                Anaplastic lymphoma kinase gene
ASCO                              American Society of Clinical Oncology
ATTR / -CM / -PN           Transthyretin-mediated amyloid / cardiomyopathy / polyneuropathy
ATTRv / -CM / -PN         Hereditary transthyretin-mediated amyloid / cardiomyopathy / polyneuropathy
BTC                                  Biliary tract cancer
BTKi                                 Bruton tyrosine kinase inhibitor
CDK4                               Cyclin-dependent kinase 4
CER                                  Constant exchange rates
CHMP                              Committee for Medicinal Products for Human Use (EU)
CI                                      Confidence interval
CLL                                  Chronic lymphocytic leukaemia
CN                                    China
CRSwNP                          Chronic rhinosinusitis with nasal polyps
CVRM                              Cardiovascular, Renal and Metabolism
EBITDA                           Earnings before interest, tax, depreciation and amortisation
EFS                                   Event free survival
EGFR / m                         Epidermal growth factor receptor gene / mutation
EGPA                                Eosinophilic granulomatosis with polyangiitis
EM                                    Emerging Markets
EPS                                   Earnings per share
ESR1 / m                          Oestrogen Receptor 1 gene / mutation
EVH                                 Extravascular haemolysis
FDC                                  Fixed dose combination
FLOT                               A treatment regimen: fluorouracil, oxaliplatin and docetaxel
GAAP                              Generally Accepted Accounting Principles
GEJ                                  Gastro oesophageal junction
GI                                     Gastrointestinal
gMG                                Generalised myasthenia gravis
GU                                   Genito-urinary
HCC                                 Hepatocellular carcinoma
HER2 / +/- /low /m          Human epidermal growth factor receptor 2 / positive / negative / low expression / gene mutation
HR / + / -                          Hormone receptor / positive / negative
HSCT-TMA                     Hematopoietic stem cell transplantation-associated thrombotic microangiopathy
ICS                                   Inhaled corticosteroid
IHC                                  Immunohistochemistry
IL-5                                  Interleukin-5
ISH                                   In situ hybridisation
JP                                     Japan
LABA                              Long-acting beta-agonist
LDH                                 Lactic dehydrogenase
LDL-C                             Low-density lipoprotein cholesterol
MCL                                Mantle cell lymphoma
MIBC                              Muscle-invasive bladder cancer
n/m                                  Growth rate not meaningful
NF1-PN                           Neurofibromatosis type 1 with plexiform neurofibromas
NRDL                              National reimbursement drug list
NSCLC                            Non-small cell lung cancer
OS                                    Overall survival
PARP                                Poly ADP ribose polymerase
pCR                                  Pathologic complete response
PFS                                   Progression free survival
PIK3CA                            Phosphatidylinositol-4,5-bisphosphate 3-kinase, catalytic subunit alpha gene
PNH                                  Paroxysmal nocturnal haemoglobinuria
PTEN                                Phosphatase and tensin homologue gene
R&D                                 Research and development
ROW                                Rest of world
SCLC                                Small cell lung cancer
SG&A                               Sales, general and administration
SGLT2                              Sodium-glucose cotransporter 2
SLL                                   Small lymphocytic lymphoma
THP                                  A treatment regimen: docetaxel, trastuzumab and pertuzumab
VBP                                  Value based procurement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary